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VIA EDGAR

April 24, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Cuentas, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 21, 2020
File No. 000-54923

Dear Mr. Morris:

On behalf of our client Cuentas, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 5, 2020, regarding the Revised Preliminary Proxy Statement on Schedule 14A submitted to the Commission on February 21, 2020 (the “Proxy”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Revised Preliminary Proxy Statement on Schedule 14A filed on February 21, 2020

Proposal 1, page 5

1.	We note that you filed a Current Report on Form 8-K in response to our comment. Please tell us whether all relevant exhibits filed in the Form 8-K were accepted by the Florida Division of Corporations. The correspondence from the Florida Division of Corporations included in some of your exhibits appears to suggest that charter amendments were not given effect. For example, we note the correspondence related to Exhibits 3.08 and 3.14.

In response to the Staff’s comment we have filed an amendment to the Current Report on Form 8-K/A with the Commission on April 24, 2020 (the “Form 8-K/A”) amending the original Current Report on Form 8-K filed by the Company on February 21, 2020 (File No. 000-54923) (the “Original 8-K”) with an explanatory note to reflect, among other things, that Exhibits 3.04, 3.08 and 3.14 were unintentionally filed and should be disregarded.. Item 9.01 of the Form 8-K/A includes a revised exhibit list, which reflects the originally filed Articles of Incorporation, filed with the Florida Department of State on September 21, 2005 (the “Articles”) and all amendments to the Articles, which have been filed with the Florida Department of State and are in effect as of the date of the Form 8-K/A.

2.	Please disclose whether setting the number of authorized common shares at 360,000,000 and authorizing 50,000,000 of blank check preferred stock, as proposed in the proxy statement, would increase, decrease, or leave unchanged the current number of authorized common shares and blank check preferred, respectively. If you are proposing to increase the number of authorized common or blank check preferred in connection with this proxy, please tell us the consideration you have given to Note A of Schedule 14A of the Exchange Act. In the alternative, if the current number of authorized common shares and blank preferred stock will not change, please tell us where the charter amendments authorizing the current number of shares have been filed. In this regard, we note that your Form 8-K filed in response to comment 1 includes multiple exhibits and it is difficult to discern the current number of authorized shares.

Mr. Daniel Morris

April 24, 2020

In response to the Staff’s comment, setting the number of authorized shares of common stock of the Company (the “Common Stock”) at 360,000,000 and authorizing 50,000,000 shares of blank check preferred stock, as proposed in the Proxy, would leave the number of authorized Common Stock and blank check preferred stock unchanged. We refer the Staff to Exhibit 3.17 of the Form 8-K/A which amended the Company’s Articles to reflect 50,000,000 shares of blank check preferred stock and Exhibit 3.14 of the Form 8-K/A which amended the Company’s Articles to reflect an increase of the Company’s authorized number of shares of the Company’s Common Stock from 9,500,000 to 360,000,000. Exhibit 3.18 of the Form 8-K/A reflects the amendment to the Company’s Articles which effected a 300 to 1 reverse stock split of the Company’s Common Stock but maintained the number of shares of Common Stock authorized at 360,000,000 following such reverse stock split.

Proposal 2, page 10

3.	We note your response to prior comment 2 and reissue the comment in part. Please clarify how the proposed charter amendment would make your bylaws “more consistent” with Florida law, as you assert in the second paragraph of this section and elsewhere in the filing.

In response to the Staff’s comment, the Company has removed the language in the Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 24, 2020 (the “Revised Proxy”) relating to the Amended and Restated Bylaws becoming “more consistent” with Florida law. We would like to highlight for the Staff that the comparison chart appearing in Proposal 2 of the Revised Proxy reflects the material differences and changes between the Company’s existing Bylaws and the proposed Amended and Restated Bylaws. Further, the Company has indicated the provisions of the Amended and Restated Bylaws which were revised to be in line with certain specific rules and regulations under the Florida Business Corporations Act. The inclusion of the specific provisions of the Florida Business Corporations Act in the comparison chart is intended to illustrate the consistency between the proposed amended and restated provisions of the Bylaws and Florida law. Please see revisions to Proposal 2 of the Revised Proxy addressing the Staff’s comment.

4.	Your disclosure in the third paragraph of this section indicates that while you have disclosed “certain” material changes, you do not believe it is practical to summarize all changes proposed to your existing bylaws. Please note that you are responsible for the accuracy and completeness of your disclosure. Therefore, please revise to remove any implication that you have not described all material changes in the amended and restated bylaws of the company and revise to disclose all material changes, as appropriate.

In response to the Staff’s comment, the Company believes it has disclose all of the material changes to the existing Bylaws in the Amended and Restated Bylaws. Additionally, the Company notes that the comparison chart appearing in Proposal 2 of the Revised Proxy reflecting such changes is qualified in its entirety by the full text of the proposed Amended and Restated Bylaws attached as an exhibit to the Revised Proxy. Accordingly, the Company has revised the language of Proposal 2 of the Revised Proxy to address the Staff’s comment.

We thank the Staff for its review of the foregoing and Proxy. If you have further comments, please feel free to contact the undersigned at dselengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ David Selengut
David Selengut